Exhibit 99

Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Tel: (905) 726-2462 Fax: (905) 726-7164 www.magna.com

PRESS RELEASE

MAGNA ANNOUNCES AGREEMENT TO SELL

INTERIORS OPERATIONS

April 16, 2015, Aurora, Ontario, Canada.  Magna International Inc. (TSX: MG, NYSE: MGA) today announced that it has signed an agreement to sell substantially all of its interiors operations to Grupo Antolin, a leading global supplier of automotive interior systems.  The purchase price for the operations, excluding certain assets, is approximately $525 million, subject to customary closing adjustments for the value of net working capital and net debt at closing.

The transaction includes 36 manufacturing operations and approximately 12,000 employees located in Europe, North America and Asia.  Full year 2014 total sales for the operations included in the agreement were approximately $2.4 billion. Magna’s seating business is not included in this transaction.

Don Walker, Magna’s Chief Executive Officer commented: “This transaction is consistent with our strategy of refining our product portfolio to focus on certain key areas of the vehicle.  In addition, we are very pleased to have reached an agreement with an established company that we believe will be well-positioned globally in the interiors business.  We are confident that Grupo Antolin will continue to serve our interiors customers and provide to our interiors employees a solid foundation for the future.”

The transaction is expected to close in the third quarter of 2015, subject to a number of customary conditions, including antitrust approvals.

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 313 manufacturing operations and 84 product development, engineering and sales centres in 28 countries.  We have approximately 131, 000 employees focused on delivering superior value to our customers through innovative processes and World Class Manufacturing.  Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit our website at www.magna.com.

FORWARD LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to the strategic benefits expected to result from the transaction. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the consummation of the transaction, including required antitrust and other regulatory approvals; the satisfaction or waiver of conditions to complete the transaction; warranty or indemnity obligations to the purchaser in relation to pre-closing liabilities; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.